Exhibit 11.1

Attn. Michael Hartberger

January 9, 2016

Michael, it is a pleasure to offer you the position as Chief Operating Officer with Zynex Medical.

This position reports to Thomas Sandgaard, Chief Executive Officer.

The Chief Operating Officer position is a Full-time, Exempt position with a starting annual base salary will be $200,000 annually, less applicable taxes and withholdings, paid semi-monthly with a start date of February 1, 2016. You are also eligible to earn incentive bonuses as detailed below. To qualify for the incentive bonus, you must remain employed with the Company through the date that the incentive bonus is paid. Annual reviews will be the basis for adjustments to your compensation plan, including base salary, future goals and incentives.

Zynex Medical currently offers a very competitive benefits package. At present, our benefits program includes medical, dental, life and paid time off (PTO). All insurance benefits are effective the 1st of the month following 60 days of employment. You will also be eligible for a cellphone expense reimbursement and company use of own vehicle per government rate, up to $300/month.

All new hire/enrollment forms must be completed as soon as possible in order for insurance benefits to become effective as outlined above. You and your dependents may be subject to certain enrollment and benefit restrictions as well as pre-existing condition limitations if you fail to comply with this request. Zynex Medical, Inc. reserves the right to modify or withdraw its benefit package at any time. You will have 4 weeks of PTO/Vacation annually. 2016 PTO/Vacation will be 3.66 weeks or 18.33 days plus any company provided holidays due to the February 1 start date. Then in 2017 it is a full 4 weeks.

In order to comply with the U.S. Citizenship and Immigration Services requirements, we require that you bring with you two forms of identification or a valid US Passport so that we can have this information on file. In addition, we request that you provide us with a copy of your social security card for payroll processing purposes; this document may serve as one of the forms of identification required for USCIS compliance.

This letter is not a contract of employment. Zynex Medical policy is that all employees are at-will employees and either you or Zynex Medical may terminate the employment relationship at any time for any or no reason. No officer, representative or employee of Zynex Medical has any authority to make any pre-employment agreements or employment contracts of any kind, or to modify the terms and conditions of your employment except upon CEO approval.

I am excited to have you join us at Zynex Medical. Please indicate that you have read, understood, and accept the contents of this letter by signing below. This offer will be void if not accepted within three (3) business days from the date of this letter, unless other arrangements have been made between us. Should you have any questions, please do not hesitate to call me directly at 303-907-8564 or at Zynex 303-703-4906.

Sincerely,

/s/ Thomas Sandgaard

Thomas Sandgaard

Founder, Chairman and Chief Executive Officer

/s/ Michael Hartberger	Date: 1/12/16

Michael Hartberger

Goals and Incentives:

Sign-on Stock Options: 200,000 Employee Incentive Stock Options with an Exercise Price is the price at the close the day you accept this offer.

Goals/Incentives for 2016

	1Q16		2Q16		3Q16		4Q16
Measurement	Goal	Payout	Goal	Payout	Goal	Payout	Goal	Payout

Qtly Net Rev$	$5.0Mil	$5k	$7.0Mil	$10k	$9.0Mil	$10k	$10.0Mil	$10k

Qtly Cash Collections$	$3.8Mil	$10k	$5.3Mil	$15k	$7.3Mil	$15k	$8.8Mil	$15k

Qtly Net Inc$	$1.0Mil	$10k	$1.7Mil	$15k	$2.0Mil	$20k	$2.2Mil	$20k

Base Incentive		$25k plus 25,000 stock options		$40k plus 40,000 stock options		$45k plus 45,000 stock options		$45k plus 45,000 stock options

•	1Q16 Goals are tied to the full quarter (Jan-Mar).

•	Quarterly incentive Stock options earned at the same quantity as cash earned.

•	For 2016, the scoring for the Net Rev$ and Net Inc$ goals will exclude any one time charges (i.e. prior period adjustments, etc.).

•	“Threshold Bonusing”. Paid out if a minimum of 90% of a goal is met and maxes out at 120%.

•	Example –

•	Threshold of 90% on the Qtly Net Rev$ Goal of $5.0Mil. $4,500,000 (90% * $5.0Mil) must be reached before any payments are made.

•	If we hit $4.0Mil, the bonus would be $0.If we hit $4.8Mil, the bonus would be $4,800 ($4.8Mil/$5.0Mil = 96% *$5,000).

•	If we hit $5.0Mil, the bonus would be $5,000. aximum bonus in Q1 2016 is $30,000 and 30,000 stock options if all goals a exceeded by 20% or more.

•	If we reached $5.5Mil on a $5Mil Net Rev$ goal, would pay a bonus payout of $5,500 ($5.5Mil/$5.0Mil = 110% *$5,000).

•	Bonuses are paid and granted on the date of payroll following our public filings.

•	One-time bonus once the company reaches a minimum of $50 million in annual revenue with a Return on Sales (ROS) of more than 15%: 100,000 additional options, immediately vested.